UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August 2010

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on August 11, 2010: Jacada Reports second Quarter 2010 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	Robert C. Aldworth
		Title:	Chief Financial Officer

Dated:	August 11, 2010

Jacada Reports Second Quarter 2010 Results

ATLANTA--(BUSINESS WIRE)--August 11, 2010--Jacada Ltd. (Nasdaq: JCDA), a leading provider of customer experience management and process optimization solutions, today reported financial results for the second quarter ending June 30, 2010.

Second Quarter 2010 Highlights

  Second quarter revenues were $4.5 million, representing a significant increase over second quarter 2009 revenues
  A net loss of $1.7 million was generated during the quarter as compared to net losses of $3.4 million during the 2009 second quarter
  Yesterday we implemented a reduction in our work force and other related cost containment programs in order to align our operations and expenses with anticipated near term revenues and to address continuing losses. These changes included a reduction in our workforce of approximately 17% worldwide, or 22 employees. The cost of implementing this realignment is estimated at $0.35 million, which will be included in the third quarter of 2010 results. The realignment is expected to result in a reduction in annualized operating expenses of approximately $2.9 million

“Our total revenues are up 34% for the first half of 2010 as compared to the first half of 2009,” commented Tom Clear, chief executive officer of Jacada. “The increase was driven primarily by the rollout of backlog of previously booked contracts. During the second quarter, we successfully deployed 3 customers into production, providing opportunities for significant follow-on business. While the business case for our solutions continues to be compelling and proven, our sales cycles, in the current economic environment, continue to be long and have resulted in a slower pace of bookings and consequently lower revenues during the 2010 second quarter in relation to the 2010 first quarter. The recently implemented cost reductions are designed to better align costs with our current revenue performance and will help minimize the use of our cash.”

Financial Results

For the second quarter of 2010, total revenues were $4.5 million compared to $2.5 million in the second quarter of 2009, representing an increase of 79%. Software revenues for the 2010 second quarter were $549K compared to $60K during the 2009 second quarter. Services revenues were $3.3 million in the 2010 second quarter and $1.8 million in the 2009 second quarter. Maintenance revenues were $675K and $653K in the 2010 and 2009 second quarters, respectively.

Gross margins were 39% and 11% of total revenues during the 2010 and 2009 second quarters, respectively. Gross margins in 2009 were adversely impacted by the reduction in software revenue, which drives higher margins, as well as the significant level of additional hours and costs incurred with three challenging projects during the second quarter of 2009. In 2010, we have continued the implementation of several material contracts signed at the end of 2009 and early 2010, thus increasing revenues and improving margins. Total operating expenses for the 2010 second quarter were $3.5 million compared to $3.8 million during the 2009 second quarter, declining as we continue to focus on reducing costs.

The 2010 second quarter net loss was $1.7 million or ($0.10) per share compared to a net loss of $3.4 million or ($0.21) per share in the second quarter of 2009, resulting from a significant growth in revenues and reduction in operating expenses during the periods.

For the six month periods ending on June 30, 2010 and 2009, respectively, total revenues were $9.5 million and $7.0 million and gross profits were $3.6 million or 38% of total revenues and $1.7 million or 24% of total revenues. During the six month period ending June 30, 2010, we incurred a net loss of $3.5 million or ($0.21) per share. In the comparable 2009 period, we posted a net loss of $4.9 million or ($0.29) per share.

At the end of the 2010 second quarter, cash and investments were $19.9 million, compared to $20.2 million at the end of the 2010 first quarter and $23.8 million at December 31, 2009.

Conference Call Details

Management will hold a conference call to discuss the second quarter 2010 financial results at 10:30 a.m. ET on August 11, 2010. To participate in the teleconference, please call toll-free 888-713-4218 or 617-213-4870 for international callers, and provide passcode 74116800 approximately 10 minutes prior to the start time.

Interested parties may pre-register for the teleconference via this URL: https://www.theconferencingservice.com/prereg/key.process?key=PUXHYCTME A (live audio) webcast will also be available over the Internet at www.jacada.com (under "About Us" then "Investors") or www.earnings.com.

A replay of the teleconference will be available for three days beginning at 12:30 p.m. ET on Aug 11, 2010. To access the replay, dial toll-free 888-286-8010, or for international callers 617-801-6888, and provide passcode 75076686.

About Jacada

Jacada provides solutions that optimize and improve the effectiveness of customer interactions. Jacada unified desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment in as little as 12 months after deployment.

Founded in 1990, Jacada operates globally with offices in Atlanta, USA; Herzliya, Israel; London, England; Munich, Germany; and Stockholm, Sweden. More information is available at www.jacada.com, www.jacada.com/blog, www.jacada.com/facebook and www.jacada.com/twitter.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	Unaudited
Revenues:
Software licenses	$549	$60	$1,130	$637
Services	3,274	1,797	7,132	5,104
Maintenance	675	653	1,205	1,300

Total revenues	4,498	2,510	9,467	7,041

Cost of revenues:
Software licenses	66	33	132	147
Services	2,481	2,022	5,341	4,866
Maintenance	199	170	383	346

Total cost of revenues	2,746	2,225	5,856	5,359

Gross profit	1,752	285	3,611	1,682

Operating expenses:
Research and development	924	890	1,820	1,834
Sales and marketing	1,373	1,551	2,905	3,157
General and administrative	1,169	1,342	2,453	2,154

Total operating expenses	3,466	3,783	7,178	7,145

Operating loss	(1,714)	(3,498)	(3,567)	(5,463)
Financial income, net	28	94	49	625

Loss before taxes	(1,686)	(3,404)	(3,518)	(4,838)
Taxes	(1)	(26)	(1)	(38)

Net loss	$(1,687)	$(3,430)	$(3,519)	$(4,876)

Basic and diluted net loss per share	$(0.10)	$(0.21)	$(0.21)	$(0.29)

Weighted average number of shares used in computing basic and diluted net loss per share	16,636,534	16,565,468	16,630,178	16,559,724

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2010	2009
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$8,933	$12,624
Marketable securities *)	1,265	6,210
Trade receivables	4,911	4,949
Restricted cash *)	416	557
Other current assets	1,031	1,885

Total current assets	16,556	26,225

LONG-TERM INVESTMENTS:
Marketable securities *)	9,303	4,456
Severance pay fund	185	286

Total long-term investments	9,488	4,742

PROPERTY AND EQUIPMENT, NET	1,033	994

GOODWILL	3,096	3,096

Total assets	$30,173	$35,057

*) Total Cash and Investments including restricted cash	$19,917	$23,847

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,356	$1,194
Deferred revenues	1,092	685
Accrued expenses and other liabilities	1,779	2,398

Total current liabilities	4,227	4,277

LONG-TERM LIABILITIES:
Accrued severance pay	396	505
Other long-term liabilities	84	123

Total long-term liabilities	480	628

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,786	75,422
Treasury shares at cost	(17,863)	(17,863)
Accumulated other comprehensive profit (loss)	(1,253)	278
Accumulated deficit	(31,264)	(27,745)

Total shareholders' equity	25,466	30,152

Total liabilities and shareholders' equity	$30,173	$35,057

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	Unaudited

Cash flows from operating activities:

Net Income (loss)	$(1,687)	$(3,430)	$(3,519)	$(4,876)
Less: Net (income) loss from discontinued operations, net of taxes	-	-	-	-

Net loss from continuing operations	(1,687)	(3,430)	(3,519)	(4,876)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	123	138	247	312
Stock-based compensation related to options granted to employees, non-employees and directors	117	204	289	348
Accrued interest and amortization of premium on marketable securities	20	(17)	127	121
Gain from sales of marketable securities	-	-	(9)	(353)
Decrease in accrued severance pay, net	(25)	(120)	(8)	(222)
Decrease in trade receivables, net	2,064	1,022	38	2,310
Decrease in other current assets	799	391	764	1,102
Decrease in trade payables	(571)	(191)	(319)	(430)
Increase (decrease) in deferred revenues	300	(174)	598	55
Decrease in accrued expenses and other liabilities	(20)	(315)	(181)	(1,046)
Decrease in other long-term liabilities	(19)	(19)	(39)	(22)
Other	(6)	-	41	-

Net cash provided by (used in) operating activities from continuing operations	1,095	(2,511)	(1,971)	(2,701)

Net cash used in operating activities from discontinued operations	-	(168)	-	(230)

Net cash provided by (used in) operating activities	1,095	(2,679)	(1,971)	(2,931)

Cash flows from investing activities:

Investment in available-for-sale marketable securities	-	(1,017)	(10,992)	(5,913)
Proceeds from sale and redemption of available-for-sale marketable securities	-	6,902	9,727	18,279
Short term deposits, net	-	(1,884)	-	(1,884)
Decrease (increase) in restricted cash	157	(2)	141	(13)
Proceeds from sale of property and equipment	7	-	7	-
Purchase of property and equipment	(143)	(37)	(338)	(194)

Net cash provided by (used in) investing activities.	21	3,962	(1,455)	10,275

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	Unaudited

Cash flows from financing activities:

Proceeds from exercise of stock options	-	5	75	59

Net cash provided by financing activities.	-	5	75	59

Effect of exchange rate changes on cash	78	254	(185)	166

Increase (decrease) in cash and cash equivalents	1,039	1,542	(3,691)	7,569
Cash and cash equivalents at the beginning of the period	7,894	17,086	12,624	11,059

Cash and cash equivalents at the end of the period	8,933	18,628	8,933	18,628

CONTACT:
Jacada Ltd.
Bob Aldworth, 770-776-2267
Chief Financial Officer
BAldworth@jacada.com
or
Jennifer Childress, 770-776-2239
Marketing Director
jchildress@jacada.com